UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in its Charter)

America Mobile
(Translation of Registrant’s name into English)
Lago Zurich 245
Plaza Carso / Edificio Telcel, Piso 16
Colonia Ampliación Granada, Alcaldía Miguel Hidalgo
11529, Mexico City
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the third quarter of 2025.

•
We added just over three million postpaid clients in the third quarter with Brazil contributing 1.5 million, followed by Colombia with 251 thousand, Peru with 198 thousand; and Mexico with 98 thousand. On the prepaid platform we recorded net disconnections of 31 thousand, resulting from losses in Brazil, Ecuador and Chile, which offset net subscriber additions obtained in several countries including Argentina 253 thousand, Colombia 237 thousand, and Mexico 136 thousand.

•	In the fixed-line segment we gained 526 thousand broadband accesses, including 211 thousand in Mexico, 86 thousand in Brazil, 56 thousand in Argentina and 51 thousand in Colombia.

•	Third quarter revenues totaled 232.9 billion Mexican pesos. They were up 4.2% in Mexican peso terms and 6.2% at constant exchange rates, with service revenue also expanding at the 6.2% pace.

•	Mobile service revenue growth accelerated to a 7.1% pace at constant exchange rates on the back of stronger prepaid revenue growth: 3.9% vs. 3.1% in the second quarter. Postpaid revenue climbed 9.1%.

•	On the fixed-line platform service revenue increased 4.7% at constant exchange rates having decelerated on account of a reduction in the rate of growth of corporate networks revenue.

•
EBITDA totaled 93.8 billion Mexican pesos and was up 4.9% in Mexican peso terms and 6.8% at constant exchange rates from the year-earlier quarter—adjusting for tower sales a year ago—, with the EBITDA margin remaining practically unchanged at 40.3%.

•
Our operating profit came in at 50.1 billion Mexican pesos and was up 5.6% in nominal terms and 6.4% at constant exchange rates. With our comprehensive financing costs roughly cut in half compared to those of the year-earlier quarter, our net income totaled 22.7 billion Mexican pesos.

•
In the nine months to September our free cash flow allowed us to cover 28.6 billion pesos of shareholders distributions—including 10.8 billion pesos in share buybacks— increase our equity investments by 1.0 billion pesos; fund 10.0 billion pesos of the labor obligation amount due this year; and reduce our net debt by 15.7 billion pesos.

•	At the end of September our net debt (excluding leases) stood at 454 billion pesos and was equivalent to 1.55 times Net Debt/LTM EBITDAaL.
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Móvil
Consolidated

Mexico

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Colombia

Central America

Other South
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Cone

The
Caribbean

Austria and
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Europe

Currency
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Rates

Appendix

Glossary

We will host our conference call to discuss 3Q25 financial and operating results on October 15th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals
	3Q25	3Q24
Earnings per Share (Mex$) (1)	0.38	0.10
Earning per ADR (US$) (2)	0.40	0.11
EBITDA per Share (Mex$) (3)	1.55	1.45
EBITDA per ADR (US$)	1.67	1.54
Net Income (millions of Mex$)	22,700	6,427
Average Shares Outstanding (billion)	60.4	61.5
Shares Outstanding End of Period (billion)	60.3	61.4
(1) Net Income / Average Shares Outstanding (2) 20 shares per ADR (3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of September 2025
Country	Brand	Main Activity	Equity
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	100.0%
Argentina	Claro	wireless/wireline	100.0%
Austria	A1	wireless/wireline	60.8%
	EuroTeleSites	towers	57.0%
Brazil	Claro	wireless/wireline	99.6%
Chile	Claro	wireless/wireline	100.0%
Colombia	Claro	wireless/wireline	99.4%
Costa Rica	Claro	wireless/wireline	100.0%
The Dominican Republic	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	97.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless	100.0%
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Glossary

Relevant Events

EUR 650M bond with a 3% coupon

After a six year absence we returned to the euro market on September 24th with a 5-year 650 million euro bond with a 3% coupon. The yield on the bond was 68 basis points above the mid-swaps reference point, making it the second tightest spread achieved by a telecom company in the five-year tenor over the last two years. The proceeds will be directed to the payment of short term debt under our Euro commercial paper program.

Access Lines

3.1M postpaid net adds

We added just over three million postpaid clients in the third quarter with Brazil contributing 1.5 million, followed by Colombia with 251 thousand, Peru with 198 thousand, and Mexico with 98 thousand. On the prepaid platform we recorded net disconnections of 31 thousand, resulting from losses in Brazil, Ecuador and Chile, which offset net subscriber additions obtained in several countries including Argentina 253 thousand, Colombia 237 thousand, and Mexico 136 thousand.

526k new broadband accesses

In the fixed-line segment we gained 526 thousand broadband accesses, including 211 thousand in Mexico, 86 thousand in Brazil, 56 thousand in Argentina and 51 thousand in Colombia. Meanwhile, voice lines and PayTV units declined by 82 thousand and 48 thousand, respectively, during the quarter. At the end of September we had 407.6 million accesses of which 140 million were postpaid clients and 79 million fixed-line RGUs. Year-over-year our postpaid base increased 8.1% and broadband accesses 5.1%.
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Appendix

Glossary

Wireless subscribers as of September 2025
Total(1) (Thousands)
Country	Sep '25	Jun '25	Var.%	Sep '24	Var.%
Argentina	27,073	26,679	1.5%	25,621	5.7%
Austria and Eastern Europe (2)	29,289	28,306	3.5%	26,666	9.8%
Brazil	89,261	88,412	1.0%	88,276	1.1%
Central America	17,101	16,952	0.9%	16,969	0.8%
Caribbean	8,007	7,955	0.7%	7,836	2.2%
Colombia	42,165	41,677	1.2%	40,597	3.9%
Ecuador	9,677	9,996	-3.2%	9,689	-0.1%
Mexico	84,345	84,110	0.3%	84,171	0.2%
Peru	13,067	12,793	2.1%	12,772	2.3%
Southern Cone (3)	8,771	8,776	-0.1%	9,142	-4.1%
Total Wireless Lines	328,755	325,656	1.0%	321,740	2.2%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes A1 Digital M2M subscribers.
(3) Includes Chile, Paraguay and Uruguay.

Fixed-Line and Other Accesses (RGUs) as of September 2025
Total(1) (Thousands)
Country	Sep '25	Jun '25	Var.%	Sep '24	Var.%
Argentina	3,983	3,858	3.2%	3,571	11.5%
Austria and Eastern Europe	6,412	6,395	0.3%	6,293	1.9%
Brazil	21,867	22,032	-0.7%	22,509	-2.9%
Central America	5,540	5,417	2.3%	5,120	8.2%
Caribbean	2,895	2,878	0.6%	2,829	2.3%
Colombia	9,653	9,634	0.2%	9,561	1.0%
Ecuador	733	672	9.1%	579	26.6%
Mexico	22,545	22,327	1.0%	21,815	3.3%
Peru	1,988	1,952	1.9%	1,948	2.1%
Southern Cone (2)	3,235	3,291	-1.7%	3,481	-7.1%
Total RGUSs	78,852	78,457	0.5%	77,704	1.5%

(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Includes fixed-line, broadband and television (Cable & DTH) accesses.
(2) Includes Chile, Paraguay and Uruguay.

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Appendix

Glossary

Broadband accesses as of September 2025
Total(1) (Thousands)
Country	Sep ’25	Jun ’25	Var.%	Sep ’24	Var.%
Argentina	1,665	1,609	3.5%	1,478	12.6%
Austria and Eastern Europe	2,852	2,833	0.7%	2,769	3.0%
Brazil	10,530	10,444	0.8%	10,204	3.2%
Central America	1,844	1,788	3.1%	1,645	12.1%
Caribbean	1,130	1,117	1.2%	1,076	5.1%
Colombia	3,519	3,467	1.5%	3,421	2.8%
Ecuador	407	382	6.6%	344	18.2%
Mexico	11,816	11,605	1.8%	11,077	6.7%
Peru	1,112	1,089	2.1%	1,048	6.1%
Southern Cone(2)	1,573	1,587	-0.9%	1,631	-3.6%
Total Broadband Accesses	36,447	35,921	1.5%	34,694	5.1%

(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes Chile, Paraguay and Uruguay.

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Appendix

Glossary

América Móvil Consolidated Results

In the third quarter, with the U.S. economy finally appearing to slow down as evidenced by a sharp decline in the number of new jobs created, the Fed went ahead with the much-anticipated reduction in its policy interest rate, which was brought down by 25 basis points in September. Since mid-July long term interest rates had been on a downward trend with ten-year rates falling from nearly 4.5% to 4.1% at the end of the quarter. With lower interest rates and the expectation of further interest rate cuts by the Fed, the U.S. dollar lost ground vs. practically all currencies in our region of operations, declining -2.7% vs. the Mexican peso; -2.5% vs. the Brazilian real and -4.1% vs. the Colombian peso. The dollar remained practically flat vs. the euro with the Argentine peso the only major exception in the period that depreciated vs. the dollar.

Third quarter revenues totaled 232.9 billion Mexican pesos. They were up 4.2% in Mexican peso terms and 6.2% at constant exchange rates, with service revenue also expanding at the 6.2% pace. The difference between the rate of growth in nominal terms vs. that at constant exchange rates mainly reflects the appreciation of the Mexican peso vs. the U.S. dollar, the Chilean peso and the Argentine peso as the former remained practically flat vs. the Brazilian real and the Colombian peso.

On the mobile platform service revenue posted its best rate of growth in over a year, 7.1%, helped along by the continued recovery of prepaid revenue. The latter expanded 3.9%, the fastest pace in two years, while postpaid revenue climbed 9.1%, very similar pace to that of the precedent quarter, which was the quickest one in ten quarters. Mexico, Colombia and Chile were the main operations behind the acceleration of mobile service revenue growth.

As for fixed-line service revenue, it decelerated to 4.7% from 7.9% the prior quarter. This deceleration has to do with the significant slowdown registered in corporate networks revenue, which fell from a 15.0% increase in the second quarter to a 3.5% increase in the third. Corporate networks revenue tends to be more volatile as it is associated with the pipeline of corporate networks contracts and IT projects. We are an increasingly relevant player in this business segment which is an ever more important revenue item for us: its share of fixed-line service revenue has reached 21%.

EBITDA totaled 93.8 billion Mexican pesos and was up 4.9% in Mexican peso terms and 6.8% at constant exchange rates from the year-earlier quarter— adjusting for tower sales a year ago— with the EBITDA margin remaining practically unchanged at 40.3%.
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Consolidated

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Appendix

Glossary

Our operating profit came in at 50.1 billion Mexican pesos and was up 5.6% in nominal terms and 6.4% at constant exchange rates. With our comprehensive financing costs roughly cut in half compared to those of the year-earlier quarter our net income surged to 22.7 billion Mexican pesos. It was equivalent to 38 Mexican pesos cents per share or 40 dollars cents per ADR.

We ended up with 137.9 billion pesos in operating cash flow in the nine months to September after deducting from our EBITDAaL (EBITDA after leases) 33.5 billion in increased working capital and 66.9 billion pesos for interest payments and taxes in the period. Since capital expenditures totaled 84.9 billion pesos over that period, our free cash flow amounted to 53.0 billion pesos, compared to 36.1 billion pesos in the same period of the preceding year, a 47.0% year-on-year increase.

The former amount plus 2.3 billion pesos in dividend income allowed us to distribute 28.6 billion pesos to our shareholders—including 10.8 billion pesos in share buybacks— increase our equity investments by 1.0 billion pesos; pay out 10.0 billion pesos of our labor obligations due this year; and reduce our net debt by 15.7 billion pesos.

At the end of September our net debt stood at 454 billion pesos and was equivalent to 1.55 times Net Debt/LTM EBITDAaL.
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Appendix

Glossary

América Móvil’s Income Statement
Millions of Mexican pesos
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Service Revenue	196,307	188,170	4.3%	592,770	534,198	11.0%
Equipment Revenue	34,083	32,247	5.7%	98,761	90,260	9.4%
Other Revenue	2,528	3,041	-16.9%	7,211	7,822	-7.8%
Total Revenue	232,919	223,458	4.2%	698,741	632,280	10.5%
Cost of Service	57,390	56,611	1.4%	176,683	160,684	10.0%
Cost of Equipment	29,917	28,125	6.4%	86,222	77,856	10.7%
Selling, General & Administrative Expenses	50,173	47,364	5.9%	153,971	135,654	13.5%
Others	1,617	1,937	-16.5%	4,584	4,966	-7.7%
Total Costs and Expenses	139,096	134,036	3.8%	421,461	379,160	11.2%

EBITDA	93,823	89,422	4.9%	277,280	253,120	9.5%
% of Total Revenue	40.3%	40.0%		39.7%	40.0%
Adjusted EBITDA (1)	93,823	89,154	5.2%	277,280	252,597	9.8%
% of Total Revenue	40.3%	39.9%		39.7%	40.0%

Depreciation & Amortization	43,699	41,979	4.1%	135,005	119,411	13.1%
EBIT	50,123	47,443	5.6%	142,275	133,709	6.4%
% of Total Revenue	21.5%	21.2%		20.4%	21.1%

Net Interest Expenses	13,290	11,464	15.9%	39,726	34,410	15.4%
Other Financial Expenses	5,910	-7,722	176.5%	10,426	-10,541	198.9%
Foreign Exchange Loss	-6,301	24,582	-125.6%	-16,084	58,373	-127.6%
Comprehensive Financing Cost (Income)	12,899	28,323	-54.5%	34,068	82,241	-58.6%
Income & Deferred Taxes	12,863	9,622	33.7%	40,577	25,061	61.9%
Net Income before Minority Interest and Equity Participation in Results of Affiliates	24,361	9,498	156.5%	67,631	26,407	156.1%
Equity Participation in Results of Affiliates	40	-1,647	102.4%	106	-4,372	102.4%
Minority Interest	-1,701	-1,424	-19.4%	-4,051	-3,207	-26.3%
Net Income	22,700	6,427	253.2%	63,685	18,828	238.3%

(1) Adjusted for extraordinary items, particularly the sale of towers by Telmex in the first quarter of 2024.
Note: The reported figures for Argentina corresponding to the third quarter of 2025 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

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Consolidated

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Appendix

Glossary

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos
	Sep '25	Dec '24	Var.%		Sep '25	Dec '24	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments	96,588	83,336	15.9%	Short Term Debt(1)	87,073	104,211	-16.4%
Accounts Receivable	248,742	231,791	7.3%	Lease-Related Debt	32,198	35,437	-9.1%
Other Current Assets	21,075	14,820	42.2%	Accounts Payable	140,213	155,697	-9.9%
Inventories	24,947	23,751	5.0%	Other Current Liabilities	223,475	199,056	12.3%
	391,351	353,698	10.6%		482,960	494,401	-2.3%

Non Current Assets				Non Current Liabilities
Plant & Equipment, gross	1,505,047	1,478,763	1.8%	Long Term Debt	463,103	463,375	-0.1%
-Depreciation	820,618	764,979	7.3%	Lease-Related Debt	169,512	177,666	-4.6%
Plant & Equipment, net	684,429	713,784	-4.1%	Other Liabilities	222,043	226,294	-1.9%
Rights of Use	185,564	199,460	-7.0%		854,659	867,336	-1.5%
Investments in Affiliates and Other Investments	21,183	17,587	20.4%

Deferred Assets
Goodwill (Net)	160,127	156,836	2.1%
Intangible Assets	134,910	141,737	-4.8%	Shareholder's Equity	455,276	432,184	5.3%
Deferred Assets	215,331	210,818	2.1%

Total Assets	1,792,895	1,793,921	-0.1%	Total Liabilities and Equity	1,792,895	1,793,921	-0.1%

(1) Includes current portion of Long Term Debt.
Note: The reported figures for Argentina corresponding to the third quarter of 2025 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

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Consolidated

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Appendix

Glossary

América Móvil’s Free Cash Flow Millions of Mexican pesos
	Jan-Sep 25	Jan-Sep 24	Var. %
EBITDAaL(1)	238,261	222,555	7.1%
Minus
Net Interest Payments	22,871	28,054
Income Taxes	43,992	38,013
Change in Working Capital	33,536	33,696
Funds from Operations	137,862	122,792	12.3%
Capital Expenditures	84,870	86,737
Free Cash Flow	52,992	36,055	47.0%

Uses of Free Cash Flow
Shareholder Distributions
-Dividends Paid	17,757	16,545
-Share Buybacks	10,815	16,391
-Dividends Income	(2,300)	(2,031)
Equity Investments	993	1,128
Labor Obligations	10,025	23,733
Reduction of our Net Debt	15,703	(19,711)
	52,992	36,055

(1) After leases and adjusting for non-cash items.
Note: The reconcilation of this table (not an IFRS measure) to net cash flows provided by operating activities (an IFRS measure) can be seen in the Appendix.

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Appendix

Glossary

Mexico

98k postpaid gains and 211k new broadband accesses
We added 235 thousand wireless subscribers in the third quarter, including 98 thousand postpaid clients and 136 thousand prepaid subs. Our wireless subscriber base ended September with 84.3 million clients, as the postpaid base expanded 3.1% year-on-year. On the fixed-line platform we gained 218 thousand clients, substantially all of them broadband clients, closing the quarter with 22.5 million RGUs, 3.3% more than a year before.

Mobile service revenue +4.9% YoY
Third quarter revenues were up 2.0% year-on-year to 85.5 billion Mexican pesos with service revenue expanding 2.9%. On the mobile platform service revenue accelerated to 4.9%—its best showing since the first quarter of 2024, whereas on the fixed-line platform service revenue declined 1.4%.

Signs of recovery on the prepaid platform, +2.8% YoY
The acceleration of mobile service revenue growth was driven by the continued improvement in prepaid revenue growth that increased 2.8% compared to 1.2% in the prior quarter—its fastest growth in four quarters. Postpaid revenue growth remained at 7.8% year-on-year, the fastest rate of growth in ten quarters.

Broadband revenue 2.0% YoY
On the fixed-line platform broadband revenue growth slowed to 2.0%, down from 3.6% in the previous quarter, while corporate networks revenue declined 5.8% after a 10.8% increase in the second quarter. Revenue from corporate networks tends to be volatile, as it is often influenced by the timing and scale of special IT projects and enterprise contracts.

Adjusted EBITDA +1.4% YoY
Adjusting for tower sales a year ago, EBITDA was up 1.4% to 35.4 billion pesos, accounting for a 41.4% EBITDA margin.
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Appendix

Glossary

INCOME STATEMENT - Mexico Millions of MxP
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Total Revenue(1)	85,494	83,796	2.0%	251,781	248,173	1.5%
Total Service Revenue	67,270	65,382	2.9%	200,884	195,815	2.6%
Wireless Revenue	63,066	60,331	4.5%	182,720	178,995	2.1%
Service Revenue	46,745	44,563	4.9%	137,509	133,214	3.2%
Equipment Revenue	16,320	15,768	3.5%	45,211	45,781	-1.2%
Fixed Line Revenue(2)	20,600	20,902	-1.4%	63,606	62,822	1.2%
Other Revenue	1,828	2,563	-28.7%	5,455	6,357	-14.2%
EBITDA	35,363	35,138	0.6%	104,791	105,767	-0.9%
% total revenue	41.4%	41.9%		41.6%	42.6%
Adjusted EBITDA(3)	35,363	34,871	1.4%	104,791	105,243	-0.4%
% total revenue	41.4%	41.7%		41.6%	42.5%
EBIT	27,176	26,732	1.7%	79,755	80,632	-1.1%
% total revenue	31.8%	31.9%		31.7%	32.5%
(1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
(2) Includes equipment revenue.
(3) Adjusted for the sale of towers in Telmex in 2024.

Mexico Operating Data
	3Q25	3Q24	Var.%
Wireless Subscribers (thousands)	84,345	84,171	0.2%
Postpaid	15,784	15,310	3.1%
Prepaid	68,561	68,860	-0.4%
ARPU (MxP)	186	177	4.9%
Churn (%)	3.1%	3.2%	(0.1)
Revenue Generating Units (RGUs)	22,545	21,815	3.3%
Fixed Lines	10,729	10,737	-0.1%
Broadband	11,816	11,077	6.7%
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Mexico

Brazil

Colombia

Central America

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Austria and
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Rates

Appendix

Glossary

Brazil
1.5M postpaid net adds & 86k new broadband accesses
Our Brazilian operations obtained 849 thousand new wireless subscribers in the third quarter having added 1.5 million postpaid clients and disconnected 646 thousand prepaid subscribers. Our wireless subscriber base topped 89 million clients at the end of the quarter. As for fixed-line RGUs, we lost 183 thousand land-lines and 68 thousand PayTV accesses but gained 86 thousand broadband clients in the quarter. We had 21.9 million fixed-line RGUs as the quarter came to a close.

Mobile service revenue +8.0% YoY
Third quarter revenues amounted to just over 13 billion reais, a 5.4% increase from the year-earlier quarter. Service revenue rose 5.1% on the back of mobile revenue, up 8.0%, with that coming from postpaid clients expanding 9.0%.

Broadband revenue +4.4% YoY
On the fixed-line platform service revenue climbed 1.4% with broadband revenue accelerating slightly to 4.4%, while corporate networks revenue decelerated to a 3.0% pace.

4Play services +12.6% YoY
The customer base for Claro’s convergent offering—which combines residential fixed-line and mobile services—grew by 12.6% year-over-year. This segment remains a strategic priority for the Company, aimed at enhancing the customer experience, strengthening retention, and accelerating revenue growth.

EBITDA +6.9% YoY
EBITDA came in at 5.8 billion reais, a 6.9% year-on-year increase, with the EBITDA margin reaching 44.5%, our best margin to date.

Strategic partnership with OpenAI
Claro has announced a strategic partnership with OpenAI to integrate ChatGPT into its service offerings. As part of this initiative, Claro Multi customers will have complimentary access to the ChatGPT Plus version during the promotional period.
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Appendix

Glossary

Mobile Market (numbers in millions)				Fixed-line Market (numbers in millions)
	Subs	Market Share	Var. YoY	RGUs	Broadband	Voice	PayTV	Total	Market Share	Var. YoY
Claro	89.2	33%	+0.15	Claro	10.5	6.3	4.4	21.2	26%	+0.18
Vivo	102.9	38%	-0.54	Vivo	7.8	5.2	0.7	13.8	17%	+0.46
TIM	62.6	23%	-0.26	TIM	0.8	0.7	0.0	1.5	2%	+0.16
Algar	4.7	2%	+0.12	Oi	4.0	4.4	0.3	8.7	11%	-1.67
Other	9.1	3%	+0.53	Other	30.1	4.0	2.6	36.8	45%	+0.86
Total	268.6	100%		Total	53.3	20.7	8.0	82.0	100%

Source: As of August, 2025. Anatel

INCOME STATEMENT - Brazil Millions of BrL
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Total Revenue(1)	13,011	12,339	5.4%	38,250	36,112	5.9%
Total Service Revenue	12,312	11,711	5.1%	36,289	34,351	5.6%
Wireless Revenue	7,822	7,224	8.3%	22,850	21,013	8.7%
Service Revenue	7,150	6,619	8.0%	20,967	19,304	8.6%
Equipment Revenue	672	606	11.0%	1,884	1,709	10.2%
Fixed Line Revenue(2)	5,169	5,104	1.3%	15,337	15,059	1.8%
EBITDA	5,790	5,416	6.9%	16,912	15,692	7.8%
% total revenue	44.5%	43.9%		44.2%	43.5%
EBIT	2,591	2,291	13.1%	7,387	6,281	17.6%
% total revenue	19.9%	18.6%		19.3%	17.4%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

Brazil Operating Data
	3Q25	3Q24	Var.%
Wireless Subscribers (thousands)	89,261	88,276	1.1%
Postpaid	57,774	53,242	8.5%
Prepaid	31,488	35,035	-10.1%
ARPU (BrL)	27	25	7.3%
Churn (%)	2.4%	2.6%	(0.2)
Revenue Generating Units (RGUs)(1)	21,867	22,509	-2.9%
Fixed Lines	6,853	7,506	-8.7%
Broadband	10,530	10,204	3.2%
PayTV	4,484	4,798	-6.5%

(1) Fixed Line, Broadband and Television.

Colombia
251k postpaid net adds
During the third quarter, we added 488 thousand mobile subscribers in Colombia, including 251 thousand postpaid subscribers. This segment has shown improving trends for seven consecutive quarters, driven by Claro’s leadership in 5G. On the fixed-line platform, we gained 19 thousand RGUs, as 51 thousand new broadband accesses more than offset the losses in landline and PayTV subscriptions.

Mobile service revenue +7.8% YoY, fastest pace in five years
Total revenues rose 5.9% year-over-year to 4.1 trillion Colombian pesos, with service revenues increasing 5.6%, supported by strong mobile service revenue growth of 7.8%—the fastest pace in five years. Fixed-line service revenue grew 2.4%.

EBITDA +3.0% YoY
EBITDA increased 3.0% to 1.7 trillion Colombian pesos and the EBITDA margin came in at 41.0% due to additional provisions booked in the third quarter related to litigation processes that initated in the second quarter; adjusting for these, EBITDA would have increased by 5.1% annually and the margin would have been equivalent to 41.9% of revenue.

INCOME STATEMENT - Colombia Billions of COP
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Total Revenue(1)	4,135	3,905	5.9%	12,278	11,534	6.4%
Total Service Revenue	3,168	2,999	5.6%	9,351	8,903	5.0%
Wireless Revenue	2,815	2,620	7.4%	8,333	7,690	8.4%
Service Revenue	1,927	1,787	7.8%	5,644	5,271	7.1%
Equipment Revenue	888	833	6.6%	2,688	2,419	11.2%
Fixed Line Revenue(2)	1,277	1,242	2.8%	3,828	3,711	3.2%
EBITDA	1,696	1,646	3.0%	4,911	4,777	2.8%
% total revenue	41.0%	42.2%		40.0%	41.4%
EBIT	787	734	7.2%	2,196	2,157	1.8%
% total revenue	19.0%	18.8%		17.9%	18.7%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.
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Glossary

Colombia Operating Data
	3Q25	3Q24	Var.%
Wireless Subscribers (thousands)(1)	42,165	40,597	3.9%
Postpaid	11,474	10,684	7.4%
Prepaid	30,691	29,913	2.6%
ARPU (COP)	15,410	14,831	3.9%
Churn (%)	2.7%	3.0%	(0.3)
Revenue Generating Units (RGUs)(2)	9,653	9,561	1.0%
(1) Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
(2) Fixed Line, Broadband and Television.
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Glossary

Central America
99k postpaid net adds
We added 150 thousand wireless subscribers—99 thousand of them postpaid—bringing the total to 17.1 million by the end of September. Additionally, we connected 123 thousand new fixed-line RGUs, including 56 thousand broadband accesses. Our fixed-line base reached 5.5 million RGUs at the end of the period, up 8.2% year-over-year.

Service revenue +10.9% YoY
Total revenue increased 10.8% year-over-year to 741 million dollars. Service revenue rose 10.9% with mobile service revenue increasing 12.8%, driven by postpaid revenue growth that increased 16.8% compared to 14.0% in the prior quarter. Fixed-line service revenue growth accelerated from 6.3% in the previous quarter to 7.0% in the current period supported by broadband revenue, which was 10.7% higher than a year ago.

EBITDA +16.9% YoY
EBITDA surged 16.9% to 348 million dollars. The EBITDA margin for the period was 47.0%, 2.5 percentage points higher than that of the year-earlier quarter.

We launched 5G services in Costa Rica
We launched 5G services in Costa Rica, enabling faster speeds and improved connectivity for our customers. We are committed to delivering cutting-edge connectivity and drive digital transformation across the region.

INCOME STATEMENT - Central America Millions of Dollars
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Total Revenue(1)	741	668	10.8%	2,163	1,926	12.3%
Total Service Revenue	658	593	10.9%	1,920	1,711	12.2%
Wireless Revenue	531	470	13.0%	1,543	1,335	15.6%
Service Revenue	452	401	12.8%	1,312	1,142	14.9%
Equipment Revenue	79	69	14.4%	231	193	19.5%
Fixed Line Revenue(2)	207	195	6.0%	610	581	5.1%
EBITDA	348	298	16.9%	1,017	822	23.7%
% total revenue	47.0%	44.6%		47.0%	42.7%
EBIT	179	143	25.3%	525	376	39.7%
% total revenue	24.2%	21.4%		24.3%	19.5%
(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.
(2)Includes equipment revenue.
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Glossary

Central America Operating Data
	3Q25	3Q24	Var.%
Wireless Subscribers (thousands)	17,101	16,969	0.8%
Postpaid	3,067	2,718	12.9%
Prepaid	14,034	14,251	-1.5%
ARPU (US$)	9	8	11.5%
Churn (%)	5.1%	5.4%	(0.3)
Revenue Generating Units (RGUs)(1)	5,540	5,120	8.2%

(1) Fixed Line, Broadband and Television.
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Glossary

Peru
198k postpaid net adds
Net subscriber additions reached 274 thousand in the third quarter with 198 thousand postpaid additions and 77 thousand prepaid gains, reversing the negative trend of prepaid disconnections observed since the fourth quarter of 2024. Our wireless subscriber base ended September at 13.1 million, up 2.3% year-over-year. On the fixed-line side, we connected 37 thousand new RGUs—23 thousand of which were broadband accesses—bringing the total base to just under two million units.

Mobile service revenue +4.9% YoY
Revenue rose 3.1% year-over-year to 1.7 billion soles. Service revenue increased 4.6%, with mobile service revenue expanding 4.9% and fixed-line service revenue accelerating to a 3.9% pace from 1.3% the previous quarter. Growth was particularly strong in the corporate segment supported by IT solutions.

EBITDA +9.2% YoY
We posted solid EBITDA growth of 9.2% year-over-year, with EBITDA reaching 699 million soles. This represented an EBITDA margin of 40.1%, up from 37.9% in the same period a year before. Third quarter EBITDA reflects a positive one-off effect derived from tower sales of 5.9 million soles.

Additional spectrum for 5G
In September, we were granted the use of 100 MHz of spectrum in the 3.5 GHz band, which will be instrumental for the operation of our 5G network, that today covers 12 major cities. This additional spectrum will allow Claro to increase its coverage, network speed and overall customer experience.

INCOME STATEMENT - Peru Millions of Soles
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Total Revenue(1)	1,743	1,690	3.1%	5,113	4,935	3.6%
Total Service Revenue	1,364	1,303	4.6%	4,032	3,850	4.7%
Wireless Revenue	1,381	1,357	1.8%	4,079	3,942	3.5%
Service Revenue	1,028	980	4.9%	3,048	2,884	5.7%
Equipment Revenue	354	377	-6.2%	1,030	1,057	-2.5%
Fixed Line Revenue(2)	336	323	3.9%	984	965	2.0%
EBITDA	699	640	9.2%	2,035	1,863	9.2%
% total revenue	40.1%	37.9%		39.8%	37.8%
EBIT	373	311	20.2%	1,063	879	21.0%
% total revenue	21.4%	18.4%		20.8%	17.8%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.
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Glossary

Peru Operating Data
	3Q25	3Q24	Var.%
Wireless Subscribers (thousands)	13,067	12,772	2.3%
Postpaid	6,836	6,279	8.9%
Prepaid	6,231	6,493	-4.0%
ARPU (Sol)	26	26	2.9%
Churn (%)	3.7%	4.1%	(0.3)
Revenue Generating Units (RGUs)(1)	1,988	1,948	2.1%
(1) Fixed Line, Broadband and Television.
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Glossary

Ecuador

25k new broadband accesses
Our wireless subscriber base ended September with 9.7 million subscribers following net disconnections of 320 thousand in the third quarter, all in the prepaid segment. On the fixed-line side we connected 61 thousand new RGUs—25 thousand of which were broadband accesses— bringing the total to 733 thousand units.

Fixed-line service revenue +7.2% YoY
Revenues totaled 257 million dollars, rising 1.6% year-on-year as did service revenue, which experienced an important acceleration relative to the 0.1% pace observed the previous quarter. The improvement in service revenue growth originated on both platforms: on the mobile one service revenue rebounded from -0.4% in the prior quarter to 0.9% in the current period, driven by postpaid revenue; in the fixed-line segment service revenue growth reached 7.2%, up from 4.1% the previous quarter, on the back of strong broadband revenue growth, 9.2%, doubling the growth rate observed in the prior quarter.

EBITDA +3.8% YoY
EBITDA came in at 129 million dollars, up 3.8% year-over-year, which compares to the 2.0% increment seen the previous quarter. The EBITDA margin stood at 50.1% and was 90 basis points higher than a year before.

Income Statement Ecuador Millions of Dollars
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Total Revenue(1)	257	253	1.6%	769	764	0.6%
Total Service Revenue	228	225	1.6%	680	677	0.5%
Wireless Revenue	226	226	0.4%	680	679	0.2%
Service Revenue	200	198	0.9%	597	597	0.0%
Equipment Revenue	26	27	-3.5%	84	82	2.1%
Fixed Line Revenue(2)	29	27	9.8%	86	81	6.1%
EBITDA	129	124	3.8%	380	371	2.4%
% total revenue	50.1%	49.0%		49.4%	48.5%
EBIT	72	69	4.8%	211	206	2.2%
% total revenue	28.0%	27.1%		27.4%	27.0%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.
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Glossary

Ecuador Operating Data
	3Q25	3Q24	Var.%
Wireless Subscribers (thousands)	9,677	9,689	-0.1%
Postpaid	2,324	2,274	2.2%
Prepaid	7,353	7,416	-0.8%
ARPU (US$)	7	7	-0.8%
Churn (%)	6.8%	2.8%	3.9
Revenue Generating Units (RGUs)(1)	733	579	26.6%
(1) Fixed Line, Broadband and Television.
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Glossary

Argentina

394k wireless net adds
We gained 394 thousand wireless subscribers in the third quarter, including 141 thousand postpaids. Our wireless base ended the period with 27.1 million subscribers, 5.7% more than a year before. On the fixed-line platform, we added 124 thousand fixed-line RGUs, including 56 thousand broadband accesses and 13 thousand PayTV subscriptions, to reach a total of 4.0 million fixed-line RGUs, 11.5% more than in 2024.

Argentina economy recovery
Argentina’s economy continued to recover in the third quarter, with GDP growing 8.5% year-over-year driven by strong private consumption and investment. Inflation eased to 1.9% monthly by August. Following the elections in the province of Buenos Aires the peso traded near the upper end of its managed band, prompting swift action from the Central Bank to preserve stability and investor confidence.

Service revenue +11.9% YoY
Claro’s revenue increased 7.0% year-over-year in after-inflation terms with service revenue rising 11.9%. Mobile service revenue rose 12.0%, led by a strong performance in the prepaid segment. Postpaid revenue growth accelerated from 0.6% in the prior quarter to 3.7% in the current period. Fixed-line service revenue rose 11.8%, supported by solid growth in PayTV and broadband services.

EBITDA +11.7% YoY
EBITDA increased 11.7% to 286 billion pesos, equivalent to 41.2% of revenue. The EBITDA margin improved by 1.7 percentage points compared to the same period last year.

Income Statement - Argentina Millions of constant ARS as of September 2025
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Total Revenue(1)	694,060	648,633	7.0%	2,031,900	1,781,175	14.1%
Total Service Revenue	631,930	564,517	11.9%	1,828,631	1,547,340	18.2%
Wireless Revenue	564,201	532,902	5.9%	1,648,050	1,466,600	12.4%
Service Revenue	503,195	449,414	12.0%	1,448,052	1,234,453	17.3%
Equipment Revenue	61,005	83,488	-26.9%	199,998	232,147	-13.8%
Fixed Line Revenue(2)	128,734	115,103	11.8%	380,579	312,887	21.6%
EBITDA	286,085	256,189	11.7%	830,626	695,661	19.4%
% total revenue	41.2%	39.5%		40.9%	39.1%
EBIT	253,388	229,589	10.4%	738,304	619,870	19.1%
% total revenue	36.5%	35.4%		36.3%	34.8%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.
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Glossary

Argentina Operating Data
	3Q25	3Q24	Var.%
Wireless Subscribers (thousands)	27,073	25,621	5.7%
Postpaid	10,078	9,525	5.8%
Prepaid	16,995	16,097	5.6%
ARPU (US$)	6,136	4,332	41.6%
Churn (%)	1.0%	1.4%	(0.3)
Revenue Generating Units (RGUs)(1)	3,983	3,571	11.5%
(1) Fixed Line, Broadband and Television.
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Glossary

Chile, Paraguay & Uruguay

98k postpaid net adds
Our combined operations in Chile, Paraguay & Uruguay gained 98 thousand postpaid subscribers but disconnected 104 thousand prepaids, for a net disconnection of six thousand wireless subscribers in the quarter. Our subscriber base stood at 8.8 million at the end of September. On the fixed-line platform we disconnected 56 thousand RGUs, including 25 thousand PayTV units and 14 thousand broadband accesses, to reach a total of 3.2 million RGUs in the region.

Service revenue +3.5% YoY
Revenue for this regional block expanded 9.0% year-over-year to 334.8 billion Chilean pesos, with service revenue increasing 3.5%, accelerating from 2.2% in the prior quarter. Mobile service revenue growth improved significantly, rising from 8.3% in the second quarter to 13.6% in the current period. Prepaid revenue posted the strongest swing, expanding 14.7%, compared to 3.8% in the previous quarter. However, fixed-line service revenue declined 3.3%.

EBITDA +88% YoY
Combined EBITDA for the block reached 91.6 billion Chilean pesos, up 87.8% year-over-year, with the EBITDA margin reaching 27.4%, an 11.5 percentage points improvement over the past twelve months.

Income Statement - Chile, Paraguay & Uruguay(1) Millions of Chilean Pesos
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Total Revenue(2)	334,780	307,066	9.0%	971,166	916,777	5.9%
Total Service Revenue	288,064	278,278	3.5%	842,427	828,634	1.7%
EBITDA	91,611	48,778	87.8%	214,742	148,781	44.3%
% total revenue	27.4%	15.9%		22.1%	16.2%
EBIT	-60,798	-81,059	25.0%	-232,110	-233,850	0.7%
% total revenue	-18.2%	-26.4%		-23.9%	-25.5%
(1) Proforma financial figures for Chile.
(2) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

Chile, Paraguay & Uruguay Operating Data
	3Q25	3Q24	Var.%
Wireless Subscribers (thousands)	8,771	9,142	-4.1%
Postpaid	5,002	4,601	8.7%
Prepaid	3,769	4,541	-17.0%
ARPU (US$)	4,970	4,266	16.5%
Churn (%)	7.2%	5.0%	2.2
Revenue Generating Units (RGUs)(1)	3,235	3,481	-7.1%
(1) Fixed Line, Broadband and Television.
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Glossary

The Caribbean

49k wireless net adds in the Dominican Republic
We ended the quarter with eight million wireless subscribers in the Caribbean, following net additions of 49 thousand in the Dominican Republic and three thousand in Puerto Rico. On the fixed-line platform, we added 17 thousand new RGUs, bringing the total to 2.9 million.

Fixed-line service revenue +2.3% YoY in the Dominican Republic
Revenue in the Dominican Republic increased 0.7% year-over-year, amid a slowing economy that has weigh on business performance. Service revenue rose 0.8% with fixed-line service revenue up 2.3%, supported by an 8.7% increase in broadband revenue. EBITDA rose 1.2% with the EBITDA margin improving by 30 basis points, reaching 52.5%.

Service revenue +1.4% YoY in the Puerto Rico
In Puerto Rico revenue was up 1.1% year-over-year, with service revenue rising 1.4%, reversing the negative trend observed since the first quarter of 2023. On the mobile platform, service revenue declined 0.7%, while on the fixed-line platform it rose 4.1% driven by strong growth in PayTV and broadband revenue, which increased 41.8% and 17.8%, respectively. EBITDA declined 3.2% (compared to -6.5% in the previous quarter), with the EBITDA margin down to 16.6%.

Income Statement - The Caribbean Millions of Dollars
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Total Revenue(1)	475	480	-1.2%	1,428	1,447	-1.3%
Total Service Revenue	420	425	-1.2%	1,265	1,275	-0.8%
Wireless Revenue	294	302	-2.6%	886	913	-3.0%
Service Revenue	241	247	-2.6%	722	745	-3.1%
Equipment Revenue	53	55	-2.3%	164	168	-2.3%
Fixed Line Revenue(2)	182	181	0.6%	549	540	1.6%
EBITDA	172	177	-2.6%	521	536	-2.7%
% total revenue	36.2%	36.8%		36.5%	37.0%
EBIT	81	81	-0.3%	246	250	-1.5%
% total revenue	17.0%	16.9%		17.2%	17.3%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.
(2) Includes equipment revenue.
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América
Móvil
Consolidated

Mexico

Brazil

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America

Southern Cone

The Caribbean

Austria and
Eastern
Europe

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Appendix

Glossary

The Caribbean Operating Data
	3Q25	3Q24	Var.%
Wireless Subscribers (thousands)	8,007	7,836	2.2%
Postpaid	2,389	2,290	4.4%
Prepaid	5,617	5,546	1.3%
ARPU (US$)	10	11	-4.9%
Churn (%)	3.1%	3.1%	0.0
Revenue Generating Units (RGUs)(1)	2,895	2,829	2.3%
(1) Fixed Line, Broadband and Television.
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Glossary

Austria and Eastern Europe

411k mobile net adds in Eastern Europe
Our combined wireless subscriber base in Europe reached 29.3 million at the end of September following net additions of 983 thousand subscribers, including 556 thousand M2M units from A1 Digital, 411 thousand from Eastern Europe, and 17 thousand new subscribers from Austria. In the fixed-line segment, RGUs increased by 17 thousand, ending the quarter with 6.4 million fixed-line RGUs.

Service revenue +6.3% YoY in Eastern Europe
Total revenue for the Group reached 1.4 billion euros, representing a 3.5% increase compared to the same period of last year. Service revenue was up 0.7% with mobile service revenue growth expanding 1.1% and fixed-line service revenue practically unchanged from the year-earlier quarter. In Eastern Europe mobile service revenue decelerated to 4.1% from 5.8% but fixed-line service revenue growth increase to 11.5%—the fastest in over a year— from 10.4% the preceding quarter.

EBITDA +3.6% YoY
EBITDA increased 3.6% year-over-year reaching 567 million euros, with the EBITDA margin, 40.5%, up 10 basis points from a year earlier.

Income Statement - Austria and Eastern Europe Millions of Euros
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Total Revenue(1)	1,401	1,354	3.5%	4,085	3,937	3.8%
Total Service Revenue	1,160	1,151	0.7%	3,412	3,346	2.0%
Wireless Revenue	825	805	2.5%	2,411	2,330	3.5%
Service Revenue	656	649	1.1%	1,913	1,872	2.2%
Equipment Revenue	168	156	8.2%	498	458	8.7%
Fixed Line Revenue(2)	549	527	4.1%	1,603	1,541	4.1%
EBITDA	567	548	3.6%	1,567	1,506	4.0%
% total revenue	40.5%	40.4%		38.3%	38.3%
EBIT	269	255	5.9%	670	650	3.0%
% total revenue	19.2%	18.8%		16.4%	16.5%
For further detail please visit www.a1.group/en/investor-relations
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.
(2) Includes equipment revenue.
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Glossary

Austria & Eastern Europe Operating Data
	3Q25	3Q24	Var.%
Wireless Subscribers (thousands)	29,289	26,666	9.8%
Postpaid	25,416	22,736	11.8%
Prepaid	3,874	3,931	-1.4%
A1 Digital Subscribers (thousands)	8,479	6,199	36.8%
ARPU (Euros)	8	8	-7.6%
Churn (%)	1.1%	1.2%	-0.1
Revenue Generating Units (RGUs)(1)	6,412	6,293	1.9%
(1) Fixed Line, Broadband and Television.
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Glossary

Exchange Rates Local Currency Units per MxP
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Euro
End of Period	0.0464	0.0458	1.3%	0.0464	0.0458	1.3%
Average	0.0459	0.0481	-4.5%	0.0458	0.0519	-11.9%
USD
End of Period	0.0544	0.0509	6.8%	0.0544	0.0509	6.8%
Average	0.0536	0.0528	1.5%	0.0512	0.0565	-9.4%
Brazilian Real
End of Period	0.2893	0.2776	4.2%	0.2893	0.2776	4.2%
Average	0.2922	0.2930	-0.3%	0.2894	0.2957	-2.1%
Argentinean Peso
End of Period	75.0714	49.4422	51.8%	75.0714	49.4422	51.8%
Average	71.4964	49.8239	43.5%	60.3784	50.1190	20.5%
Chilean Peso
End of Period	52.3536	45.7323	14.5%	52.3536	45.7323	14.5%
Average	51.4373	49.1470	4.7%	48.9620	52.8936	-7.4%
Colombian Peso
End of Period	212.2285	212.1458	0.0%	212.2285	212.1458	0.0%
Average	214.9263	216.5670	-0.8%	211.4461	224.7393	-5.9%
Guatemalan Quetzal
End of Period	0.4165	0.3935	5.9%	0.4165	0.3935	5.9%
Average	0.4112	0.4090	0.5%	0.3934	0.4389	-10.4%
Peruvian Sol
End of Period	0.1891	0.1892	-0.1%	0.1891	0.1892	-0.1%
Average	0.1899	0.1987	-4.4%	0.1860	0.2121	-12.3%
Dominican Republic Peso
End of Period	3.4163	3.0699	11.3%	3.4163	3.0699	11.3%
Average	3.3271	3.1582	5.3%	3.1403	3.3482	-6.2%
Belarusian Ruble
End of Period	0.1645	0.1400	17.5%	0.1645	0.1400	17.5%
Average	0.1604	0.1452	10.4%	0.1548	0.1552	-0.2%
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Glossary

Exchange Rates Local Currency Units per USD
	3Q25	3Q24	Var.%	Jan-Sep 25	Jan-Sep 24	Var.%
Euro
End of Period	0.8522	0.8981	-5.1%	0.8522	0.8981	-5.1%
Average	0.8555	0.9096	-6.0%	0.8940	0.9198	-2.8%
Mexican Peso
End of Period	18.3825	19.6290	-6.4%	18.3825	19.6290	-6.4%
Average	18.6398	18.9243	-1.5%	19.5409	17.7119	10.3%
Brazilian Real
End of Period	5.3186	5.4481	-2.4%	5.3186	5.4481	-2.4%
Average	5.4458	5.5457	-1.8%	5.6559	5.2377	8.0%
Argentinean Peso
End of Period	1,380.0000	970.5000	42.2%	1,380.0000	970.5000	42.2%
Average	1,332.6815	942.8826	41.3%	1,179.8503	887.7044	32.9%
Chilean Peso
End of Period	962.3900	897.6800	7.2%	962.3900	897.6800	7.2%
Average	958.7836	930.0716	3.1%	956.7631	936.8472	2.1%
Colombian Peso
End of Period	3,901.2900	4,164.2100	-6.3%	3,901.2900	4,164.2100	-6.3%
Average	4,006.1908	4,098.3766	-2.2%	4,131.8519	3,980.5660	3.8%
Guatemalan Quetzal
End of Period	7.6571	7.7235	-0.9%	7.6571	7.7235	-0.9%
Average	7.6644	7.7408	-1.0%	7.6878	7.7741	-1.1%
Peruvian Sol
End of Period	3.4760	3.7140	-6.4%	3.4760	3.7140	-6.4%
Average	3.5388	3.7599	-5.9%	3.6346	3.7559	-3.2%
Dominican Republic Peso
End of Period	62.8000	60.2600	4.2%	62.8000	60.2600	4.2%
Average	62.0158	59.7664	3.8%	61.3640	59.3037	3.5%
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Glossary

Appendix

The following table reconciles net cash flows provided by operating activities (an IFRS measure) to free cash flow (a non-IFRS measure). Our management defines free cash flow as funds from operations less capital expenditures. Funds from operations are calculated by subtracting payments of lease liabilities and net interest paid, and adding employee benefits, investing activities and others to net cash flows from operating activities.

Millions of Mexican pesos
	Jan-Sep 25	Jan-Sep 24
Net cash flows from operating activities (IFRS measure)	186,665	158,072
(-) Payments of lease liabilities	-38,710	-33,422
(-) Net interest paid	-27,488	-25,150
(+) Employee benefits	10,025	23,733
(+) Investing activities (Derivative instruments, other investments) and others	7,370	-441
Funds from Operations	137,862	122,792
(-) Capital Expenditures	-84,870	-86,737
Free Cash Flow (non-IFRS measure)	52,992	36,055

Free cash flow is presented as a supplemental non-IFRS measure because management believes that it provides additional perspective and useful insight into the Company’s ability to generate cash after excluding the adjusted items, including necessary capital expenditures. This non-IFRS measure should not be considered superior to, a substitute for or an alternative to, and should be considered in conjunction with the IFRS measure presented herein.
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Glossary

Financial Debt of América Móvil(1) Millions
	Sep-25	Dec-24
Peso - denominated debt (MxP)	135,640	130,585
Bonds(2)	125,280	120,205
Banks and others	10,360	10,380
U.S. Dollar - denominated debt (USD)	9,550	10,254
Bonds	9,550	9,094
Banks and others	0	1,160
Euro - denominated Debt (EUR)	4,583	4,318
Bonds	3,432	2,782
Commercial Paper	1,096	1,246
Banks and others	55	290
Sterling - denominated Debt (GBP)	2,200	2,200
Bonds	2,200	2,200
Reais - denominated Debt (BRL)	8,500	10,000
Bonds	8,500	10,000
Banks and others	0	0
Debt denominated in other currencies (MxP)(3)	56,373	50,852
Bonds	5,387	5,581
Banks and others	50,986	45,271
Total Debt (MxP)	550,176	568,482
Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	96,588	83,336
Net Debt (MxP)	453,588	485,146
(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.
(2) Includes the effect of inflation-linked debt.
(3) Includes Chilean peso, Colombian peso, Dominican peso, Japanese yen and Peruvian soles.
(4) Includes fixed income securities.
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Appendix

Glossary

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.
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Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC
Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation.
Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.
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Glossary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By: /s/ Carlos José Garcia Moreno Elizondo
Name: Carlos José Garcia Moreno Elizondo
Title: Chief Financial Officer